F. Mark Reuter

DIRECT DIAL: (513) 579-6469

FACSIMILE: (513) 579-6457

E-MAIL: mreuter@kmklaw.com

March 5, 2014

Mr. Daniel F. Duchovny
Special Counsel
Division of Corporation Finance

Mail Stop 3628
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: National Interstate Corporation
Amended Schedule 13E-3 filed by Great American Insurance
Company (“Purchaser”), and American Financial Group, Inc.
(“AFG”)
Filed February 21, 2014
File No. 005-80324

Amended Schedule TO Filed February 21, 2014 Filed by Great American Insurance Company, and American Financial Group, Inc. File No. 005-80324

Ladies and Gentlemen:

On behalf of AFG and Purchaser we are providing the following responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated February 27, 2014, relating to the Amended Schedule 13E-3 and Amended Schedule TO filed by AFG and Purchaser on February 21, 2014 in connection with Purchaser’s offer to purchase all of the outstanding shares of National Interstate Corporation not currently owned by Purchaser. For convenience of reference, we have set forth the text of the staff’s comments below in bold. In response to the staff’s comments, AFG and Purchaser are also transmitting via EDGAR for filing Amendment No. 5 to the Schedule 13E-3 and Amendment No. 8 to the Schedule TO.

Capitalized terms used and not otherwise defined herein have the meanings assigned to such terms in the Amended and Restated Offer to Purchase dated February 21, 2014 (as amended and supplemented by Amendment Nos. 3, 4, 5, 6, and 7 to the Schedule TO, the “Amended and Restated Offer to Purchase”) filed as Exhibit (a)(1)(vii) to Amendment No. 2 to the Schedule TO. Page references in the responses below correspond to pages as numbered in the Amended and Restated Offer to Purchase.

AFG and Purchaser publicly announced on March 3, 2014 that Purchaser has waived the Minimum Tender Condition and will purchase any and all Shares validly tendered and not withdrawn in the Offer. Purchaser also extended the Expiration Date to 12:00 Midnight, Eastern time, on March 17, 2014. As the Commission is aware, Mr. Alan R. Spachman and T. Rowe Price Associates, Inc. each have filed a Schedule 14D-9 with the Commission reporting no current intention to tender any Shares in the Offer. The number of Shares owned by Mr. Spachman and T. Rowe Price Associates, Inc. as reported in their respective Schedule 14D-9s, represent over 17% of the outstanding Shares.

Schedule 13E-3

Introduction

1.	We reissue prior comment 1. The referenced disclosure continues to be included in the Introduction as well as a similar disclaimer referring to the Schedules 14D-9.

Response: In response to the staff’s comment, the referenced disclosure has been removed from Schedule 13E-3 Amendment No. 3 and subsequent amendments.

Schedule TO

Offer to Purchase

Cover Page

2.	We note you briefly describe the Schedule 14D-9 filed by the company. Please tell us why you do not, similarly, refer to the Schedules 14D-9 filed by Mr. Spachman and T. Rowe Price. Alternatively, revise your disclosure to refer to all Schedules 14D-9. Apply this comment to other sections of your offer document that refer to the company’s Schedule 14D-9, as necessary

Response: On February 21, 2014 AFG and Purchaser filed the Amended Schedule TO and Amended Schedule 13E-3, each including as an exhibit the Amended and Restated Offer to Purchase. In the fourth paragraph on page 11 of the Amended and Restated Offer to Purchase, references are made to each of the Schedules 14D-9 filed by National Interstate and by Mr. Spachman.

T. Rowe Price did not file its Schedule 14D-9 until February 25, 2014. AFG and Purchaser’s amendments to Schedule TO and Schedule 13E-3 filed on February 26, 2014 and February 27,

2014, respectively, refer to the Schedule 14D-9 filed by T. Rowe Price.

AFG and Purchaser have amended and restated the paragraph on the cover page referenced in the comment to reference clearly the Schedules 14D-9 filed by National Interstate, Mr. Spachman and T. Rowe Price and have added at the end of the paragraph: “Mr. Spachman, a director of National Interstate, recommended in his Schedule 14D-9 that shareholders not tender their Shares in the Offer. Mr. Spachman and T. Rowe Price Associates, Inc. stated in their Schedule 14D-9 filings that they do not currently intend to tender their Shares in the offer. We encourage National Interstate shareholders to read such statements carefully.” AFG and Purchaser have added references to the T. Rowe Price Schedule 14D- 9 in the fourth paragraph on page 11 and at the end of the paragraph under “Special Factors—3. Position of National Interstate Regarding the Offer” on page 14 of the Amended and Restated Offer to Purchase and a reference to the Spachman Schedule 14D-9 at the end of the paragraph under “Special Factors—3. Position of National Interstate Regarding the Offer” on page 14 of the Amended and Restated Offer to Purchase.

Summary Term Sheet

3.	We reissue prior comment 4.

Response: In response to the staff’s comment, AFG and Purchaser have revised the paragraphs under the question, “Is this the first step in a going-private transaction?”

Special Factors

Background, page 9

4.	In the fourth paragraph of this section, you disclose that in 2013, you expanded the scope of actuarial and consultative services provided to National to assist it in its evolution of adverse severity trends. Please explain in greater detail exactly when you decided to expand the scope of services provided to National and the reasons why. Please include a more specific description of the industry and company challenges you reference here that National faced in 2013 and address the change in the timing of your review of the company’s loss reserves described by Mr. Spachman in his Schedule 14D-9 (page 4). Finally, disclose the consequences of the changes and whether the results of the changes influenced either your decision to acquire National or the price you offered.

Response: In response to the staff’s comment, AFG and Purchaser have provided the disclosure requested in the paragraph referenced.

5.	We note your reference in this section to the February 17, 2014 meeting of National Interstate’s board and your disclosure that “[d]uring the course of the meeting, AFG and Purchaser increased the per Share offer price to $30.00.” Please expand disclosure to describe the background of how and when you reached this decision, including a description of any discussions or deliberations involved. In your revised disclosure, please specifically indicate how and when you became aware of the Duff

& Phelps determination that the initial offer price was unfair, and indicate whether the Duff & Phelps determination effected your decision to increase the offer price.

Response: In response to the staff’s comment, AFG and Purchaser have provided the disclosure requested.

Purpose and Reasons for the Offer, pages 11-14

6.	We note your response to our prior comment 7 and your revised disclosure that you believe National Interstate “may most fully and effectively complete the corrective action plan National Interstate adopted” as a private company wholly-owned by you. Please clarify the plan to which you refer and explain how the specific provisions of such plan would be more easily accomplished if National were your wholly-owned subsidiary.

Response: In response to the staff’s comment, AFG and Purchaser have provided additional disclosure to the seventh paragraph on page 9 under “Special Factors—Section 1. Background.” We respectfully note for the staff that the disclosure has been revised and states that AFG and Purchaser base their belief solely on the elimination of time and resources diverted from operations to management of a public company. We further respectfully note for the staff AFG’s and Purchaser’s waiver of the Minimum Tender Condition.

7.	We note your response to our prior comment 8 and re-issue the comment in part. Please revise disclosure to indicate whether adjustments to National’s loss reserves beginning in the second quarter of 2013 and continuing throughout the year played a role in your undertaking the going private transaction at this particular time.

Response: In response to the staff’s comment, AFG and Purchaser have revised the disclosure to definitively state that the loss reserve development in 2013 played no role in their undertaking the going private transaction at this particular time.

Position of AFG and Purchaser Regarding Fairness of the Offer, page 14

8.	We re-issue our prior comment 14. Please expand to discuss how you were able to determine the offer was procedurally fair given that four members of National Interstate’s board of directors serve as executive officers of AFG and GAIC and advised you in reaching the fairness determination.

Response: In response to the staff’s comment, AFG and Purchaser have added significant additional disclosure for consideration by shareholders in evaluating the determination of procedural fairness by AFG and Purchaser.

Premiums Paid in Insurance Minority Buy-out Transactions, pages 16-17

9.	We note you include “selected minority buy-in transactions since 1998” in the table in this section. Please disclose what criteria you used to select these particular transactions over others and explain in further detail how these sample transaction are representative of the current transaction. In addition, please clarify whether each controlling company in the sample transactions owned sufficient shares of the target under state law or under the target’s organizational documents to effect extraordinary transactions without regard to the shares held by the minority shareholders, unlike the current transaction between GAIC and National Interstate.

Response: In response to the staff’s comment, AFG and Purchaser have added language to the last paragraph of page 16 clarifying that the representative transactions included all minority buy-in transactions since 1998 where the acquirer owned at least 50% of the target before the transaction and the buyer and/or target were United States insurance companies. AFG and Purchaser also have added a sentence to the last paragraph on page 16 stating that while acquiring companies in the transactions identified may have owned sufficient shares under state law or the acquired company’s organizational documents sufficient to approve extraordinary transactions, including mergers, without regard to the shares held by the minority shareholders, this was not a factor considered by AFG and Purchaser in performing the minority buy-out transaction analysis.

Dividend Discount Analysis – AFG and Purchaser Assumptions, page 17

10.	Please revise disclosure to indicate why you believe a dividend discount analysis, as opposed to other methods of valuation, is the appropriate analysis for use in determining a fair offer price.

Response: In response to the staff’s comment, AFG and Purchaser have added disclosure under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” to clarify the methodology of and weight given to all of the financial analyses undertaken by Purchaser and AFG.

11.	Disclose the bases for your use of discount rates of 9%-13% and for the 2016 net income terminal multiples of 13.0x to 15.0x. Apply this comment to the other “Dividend Discount” analyses.

Response: In response to the staff’s comment, AFG and Purchaser have added disclosure clarifying that they based the discount rates on their analysis of National Interstate’s cost of equity and derived the 2016 net income terminal multiples were with reference to the market trading prices and price to earnings multiples of the companies identified in the first sentence in the section captioned “Public Market Trading Analysis” on page 15.

12.	Revise the “Dividend Discount” analyses to show how the information disclosed resulted in the dividends per share and equity value range disclosed.

Response: In response to the staff’s comment, AFG and Purchaser have added disclosure to address the staff’s comments.

Fairness Determination, page 18

13.	Please ensure that you specifically address each factor listed in Instruction 2 to Item 1014 of Regulation M-A in your discussion of the fairness determination to unaffiliated security holders. To the extent a factor in Instruction 2 was not considered in your determination, you should briefly address why for each such factor.

Response: In response to the staff’s comment, disclosure has been added to specifically address each factor listed in Instruction 2 to Item 1014 of Regulation M-A in the discussion of the fairness determination to unaffiliated security holders.

14.	We note your disclosure in the second bullet point that despite higher historical trading prices, you believe that the offer price is more indicative of the fair value of the shares than certain historical market prices. Please disclose the basis for your belief.

Response: In response to the staff’s comment, disclosure has been added to clarify that the basis for AFG’s and Purchaser’s belief is the detailed financial analysis provided by AFG and Purchaser.

15.	In the fifth bullet point in this section, you disclose that the offer and merger is all cash, which provides “certainty of value” to shareholders. Please explain how this factor makes the offer fair when there is currently a liquid trading market for National’s common shares.

Response: In response to the staff’s comment and the staff’s position that there is currently a liquid trading market for shares of National Interstate common stock, AFG and Purchaser have removed the referenced language. On behalf of AFG and Purchaser, we respectfully note for the staff, however, that National Interstate common stock is a low volume traded stock with an average daily trading volume from the period beginning on January 1, 2013 and ending on February 4, 2014 (the trading day preceding the announcement of the Offer) of 21,720 shares, representing 0.23% of the outstanding shares not owned by Purchaser.

16.	In the last bullet point of this section, we note your disclosure that if the offer and merger are completed, any non-tendering shareholders will be entitled to receive the same type and amount of consideration in the merger that the shareholder would have received in the offer. We note a similar statement in the sixth bullet point. Please qualify this disclosure by emphasizing that you are not required or committed to complete the second-step merger as part of this offer, and that in the event you do not, non-tendering shareholders have no assurance that they will receive the same type and amount of consideration in any later transaction. Please ensure that you insert this qualification throughout your offer document as necessary.

Response: In response to the staff’s comment, AFG and Purchaser have added the requested disclosure below the bullet point referenced in the staff comment and under “Special Factors—7. Effects of the Offer- Effects of the Offer if Purchaser Successfully Acquires at Least 90% of the Outstanding Shares (on a Fully Diluted Basis).”

Transactions and Arrangements Concerning the Shares, page 23

17.	We reissue prior comment 17. We note that Mr. Spachman filed a Schedule 14D-9.

Response: In response to the staff’s comment, AFG and Purchaser have revised the disclosure to reference Mr. Spachman’s Schedule 14D-9 and T. Rowe Price’s Schedule 14D-9.

Interests of Directors and Executive Officers in the Offer, page 25

18.	We note your response to our prior comment 23 and re-issue the comment. We could not locate the additional disclosure on specific conflicts of interest you reference in your response.

Response: In response to the staff’s comment, AFG and Purchaser have provided detailed disclosure to alert shareholders that the current and former executive officer positions of AFG or Purchaser held by certain members of the Board of Directors of National Interstate may create a conflict of interest with respect to the Offer. Shareholders have been advised to consider this potential conflict of interest in determining whether to tender their shares.

Conditions to the Offer, page 38

19.	We note the revision made in response to prior comment 26. Tell us, with a view toward revised disclosure, about your plans with respect to any shares delivered pursuant to guaranteed delivery procedures but which are not subsequently properly delivered and which may cause the minimum tender condition to not be satisfied. In this respect, we remind that all conditions, other than those subject to government approvals, must be satisfied or waived at the expiration of the offer.

Response: As discussed above, AFG and Purchaser have waived the Minimum Tender Condition. As AFG and Purchaser are undertaking to purchase all Shares validly tendered and not withdrawn in the Offer, we respectfully submit to the staff that AFG and Purchaser are not required to make any calculation with respect to Shares delivered pursuant to guaranteed delivery procedures but which are not subsequently properly delivered.

Please call Mark Reuter at (513) 579-6469 or Mark Weiss at (513) 579-2520 with any additional questions you may have or if you wish to discuss the above responses.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

cc:	Mark A. Weiss, Esq.